AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 13, 2004.
                      REGISTRATION NOS. 333-114274, 333-114274-01, 333-114274-02
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                                 POST-EFFECTIVE
                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                              ---------------------

     AMEREN CORPORATION                     MISSOURI                     43-1723446
   AMEREN CAPITAL TRUST I                   DELAWARE                     16-6531221
  AMEREN CAPITAL TRUST II                   DELAWARE                     16-6531223
(Exact name of registrant as     (State or other jurisdiction of      (I.R.S. Employer
 specified in its charter)        incorporation or organization)     Identification No.)

                              1901 CHOUTEAU AVENUE
                            ST. LOUIS, MISSOURI 63103
                                 (314) 621-3222
    (Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)


                                WARNER L. BAXTER
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

                               STEVEN R. SULLIVAN
              SENIOR VICE PRESIDENT GOVERNMENTAL/REGULATORY POLICY,
                          GENERAL COUNSEL AND SECRETARY
                              1901 CHOUTEAU AVENUE
                            ST. LOUIS, MISSOURI 63103
                                 (314) 621-3222
 (Name, address, including zip code, and telephone number, including area code, of agents for service)


================================================================================

               PART II. INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 16. EXHIBITS

EXHIBIT
  NO.                                DESCRIPTION
-------  -----------------------------------------------------------------------

  **1.1 Form of Underwriting Agreement relating to the debt securities (File No. 333-81774, Exhibit 1.1).

   +1.2 Form of Underwriting Agreement relating to the trust preferred securities.

  **1.3 Form of Underwriting Agreement relating to the common stock (File No. 333-81774, Exhibit 1.3).

   +1.4  Form of Underwriting Agreement relating to the stock purchase units.

  **2.1 Stock Purchase Agreement, dated as of February 2, 2004, among the Company, Dynegy Inc., Illinova Corporation and Illinova Generating Company (February 3, 2004 Form 8-K, Exhibit 2.1).

  **2.2 Amendment No. 1 to Stock Purchase Agreement, dated as of March 23, 2004, among the Company, Dynegy Inc., Illinova Corporation and Illinova Generating Company (March 24, 2004 Form 8-K, Exhibit 2.1).

  **4.1 Restated Articles of Incorporation of the Company (File No. 33-64165, Annex F).

  **4.2 Certificate of Amendment to the Restated Articles of Incorporation filed with the Secretary of State of the State of Missouri on December 14, 1998 (1998 Form 10-K, Exhibit 3(i)).

  **4.3 By-laws of the Company as amended to February 13, 2004 (File No. 333-112823, Exhibit 4.3).

  **4.4 Agreement, dated as of October 9, 1998, between the Company and EquiServe Trust Company, N.A. (as successor to First Chicago Trust Company of New York), as Rights Agent, which includes the form of Certificate of Designation of the Preferred Shares as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights as Exhibit C (October 14, 1998 Form 8-K, Exhibit 4).

  **4.5 Indenture of the Company with The Bank of New York, as trustee, relating to the senior debt securities dated as of December 1, 2001 (File No. 333-81774, Exhibit 4.5).

  **4.6 Company order relating to $100 million 5.70% Notes due February 1, 2007 issued under the Company's Indenture dated as of December 1, 2001 (including the forms of notes) (File No. 333-81774, Exhibit 4.7).

  **4.7 Company order relating to $345 million Notes due May 15, 2007 issued under the Company's Indenture dated as of December 1, 2001 (including the forms of notes and certificate of normal unit) (File No. 333-81774, Exhibit 4.8).

 ***4.8 Form of company order establishing the issuance of one or more series of senior debt securities.

  **4.9 Form of Indenture of the Company relating to subordinated debt securities (File No. 333-81774, Exhibit 4.9).

  +4.10 Form of supplemental indenture or other instrument establishing the issuance of one or more series of subordinated debt securities (including the form of subordinated debt security).

 **4.11  Form of Guarantee Agreement of the Company (File No. 333-81774,
         Exhibit 4.11).

 **4.12  Certificate of Trust of Ameren Capital Trust I (File No. 333-89970,
         Exhibit 4.10).

 **4.13  Trust Agreement of Ameren Capital Trust I (File No. 333-89970,
         Exhibit 4.11).

 **4.14  Certificate of Trust of Ameren Capital Trust II (File No. 333-89970,
         Exhibit 4.12).

 **4.15  Trust Agreement of Ameren Capital Trust II (File No. 333-89970,
         Exhibit 4.13).

EXHIBIT
  NO.                                DESCRIPTION
-------  -----------------------------------------------------------------------

 **4.16 Form of Amended and Restated Trust Agreement (including the form of trust preferred security) (File No. 333-81774, Exhibit 4.14).

 **4.17 Purchase Contract Agreement dated as of March 1, 2002 between the Company and The Bank of New York, as purchase contract agent, relating to the 13,800,000 9.75% Adjustable Conversion-Rate Equity Security Units (Equity Security Units) (File No. 333-81774,
         Exhibit 4.15).

 **4.18 Pledge Agreement dated as of March 1, 2002 among the Company, The Bank of New York, as purchase contract agent and BNY Trust Company of Missouri, as collateral agent, custodial agent and securities intermediary, relating to the Equity Security Units (File No. 333-81774, Exhibit 4.16).

***4.19  Form of Purchase Contract Agreement.

***4.20  Form of Pledge Agreement.

 ***5.1 Opinion of Steven R. Sullivan, Esq., Senior Vice President Governmental/Regulatory Policy, General Counsel and Secretary of the Company, dated April 7, 2004, regarding the validity of the securities.

 *5.1.1 Opinion of Steven R. Sullivan, Esq., Senior Vice President Governmental/Regulatory Policy, General Counsel and Secretary of the Company, dated July 7, 2004, regarding the validity of the securities.

 ***5.2 Opinion of Thelen Reid & Priest LLP regarding the validity of the securities.

 ***5.3 Opinion of Richards, Layton & Finger, P.A. regarding the validity of the trust preferred securities of Ameren Capital Trust I.

 ***5.4 Opinion of Richards, Layton & Finger, P.A. regarding the validity of the trust preferred securities of Ameren Capital Trust II.

   **12 Statement re computation of ratios of earnings to fixed charges (2003 Form 10-K, Exhibit 12.1).

***23.1 Consent of Steven R. Sullivan, Esq., Senior Vice President Governmental/Regulatory Policy, General Counsel and Secretary of the Company (included in Exhibit 5.1).

*23.1.1 Consent of Steven R. Sullivan, Esq., Senior Vice President Governmental/Regulatory Policy, General Counsel and Secretary of the Company (included in Exhibit 5.1.1).

***23.2  Consent of Thelen Reid & Priest LLP (included in Exhibit 5.2).

***23.3 Consent of Richards, Layton & Finger, P.A. with respect to Ameren Capital Trust I (included in Exhibit 5.3).

***23.4 Consent of Richards, Layton & Finger, P.A. with respect to Ameren Capital Trust II (included in Exhibit 5.4).

***23.5  Consent of independent accountants.

***24.1  Powers of attorney.

 **24.2 Power of attorney with respect to the depositor and trustee of Ameren Capital Trust I (included in Exhibit 4.13).

 **24.3 Power of attorney with respect to the depositor and trustee of Ameren Capital Trust II (included in Exhibit 4.15).

***25.1 Form T-1 statement of eligibility of the trustee for the senior debt securities.

 ++25.2 Form T-1 statement of eligibility of the trustee for the subordinated debt securities.

 ++25.3 Form T-1 statement of eligibility of the trustee for the guarantees for the benefit of the holders of the trust preferred securities.

EXHIBIT
  NO.                                DESCRIPTION
-------  -----------------------------------------------------------------------

 ++25.4 Form T-1 statement of eligibility of the trustee for the trust preferred securities.

 ++25.5 Form T-1 statement of eligibility of the purchase contract agent for the stock purchase contracts.


NOTE: REPORTS OF THE COMPANY ON FORMS 8-K, 10-Q AND 10-K ARE ON FILE WITH THE SEC UNDER FILE NUMBER 1-14756.

---------

*    Filed herewith.

**   Incorporated by reference herein as indicated.

***  Previously filed.

+    To be filed by amendment or pursuant to a report to be filed pursuant to
     Section 13 or 15(d) of the Securities Exchange Act of 1934 if applicable.

++ To be filed by amendment or pursuant to Trust Indenture Act Section 305(b)(2) applicable.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, and State of Missouri, on the 13th day of July, 2004.

                                         AMEREN CORPORATION (Registrant)

                                         By: /s/ Gary L. Rainwater
                                            ------------------------------------
                                             Gary L. Rainwater
                                             Chairman, President and
                                               Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the date indicated.

            Name                              Title                         Date
            ----                              -----                         ----

    /s/ Gary L. Rainwater
-----------------------------
      Gary L. Rainwater              Chairman, President and            July 13, 2004
                               Chief Executive Officer and Director
                                  (Principal Executive Officer)


    /s/ Warner L. Baxter
-----------------------------
      Warner L. Baxter             Executive Vice President and
                                     Chief Financial Officer            July 13, 2004
                                  (Principal Financial Officer)


     /s/ Martin J. Lyons
-----------------------------
       Martin J. Lyons            Vice President and Controller
                                  (Principal Accounting Officer)        July 13, 2004



-----------------------------
       Susan S. Elliot                       Director



              *
-----------------------------
    Clifford L. Greenwalt                    Director                   July 13, 2004


                                      II-4


              *
-----------------------------
       Thomas A. Hays                        Director                   July 13, 2004



              *
-----------------------------
      Richard A. Liddy                       Director                   July 13, 2004



              *
-----------------------------
      Gordon R. Lohman                       Director                   July 13, 2004



              *
-----------------------------
     Richard A. Lumpkin                      Director                   July 13, 2004



              *
-----------------------------
    John Peters MacCarthy                    Director                   July 13, 2004



              *
-----------------------------
     Paul L. Miller, Jr.                     Director                   July 13, 2004



    /s/ Charles W. Mueller
-----------------------------
     Charles W. Mueller                      Director                   July 13, 2004



              *
-----------------------------
    Douglas R. Oberhelman                    Director                   July 13, 2004



              *
-----------------------------
       Harvey Saligman                       Director                   July 13, 2004



*By:    /s/ Steven R. Sullivan
     ----------------------------
         Steven R. Sullivan
         Attorney-in-Fact

     Pursuant to the requirements of the Securities Act of 1933, Ameren Capital Trust I certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on the on the 13th day of July, 2004.


                                         AMEREN CAPITAL TRUST I (Registrant)

                                         By: Ameren Corporation, as Depositor


                                         By:       /s/ Jerre E. Birdsong
                                             -----------------------------------
                                                       Jerre E. Birdsong
                                                       Attorney-in-Fact

     Pursuant to the requirements of the Securities Act of 1933, Ameren Capital Trust II certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on the on the 13th day of July, 2004.


                                         AMEREN CAPITAL TRUST II (Registrant)

                                         By: Ameren Corporation, as Depositor


                                         By:       /s/ Jerre E. Birdsong
                                             -----------------------------------
                                                       Jerre E. Birdsong
                                                       Attorney-in-Fact

                                  EXHIBIT INDEX

EXHIBIT
  NO.                                DESCRIPTION
-------  -----------------------------------------------------------------------

  **1.1 Form of Underwriting Agreement relating to the debt securities (File No. 333-81774, Exhibit 1.1).

   +1.2 Form of Underwriting Agreement relating to the trust preferred securities.

  **1.3 Form of Underwriting Agreement relating to the common stock (File No. 333-81774, Exhibit 1.3).

   +1.4  Form of Underwriting Agreement relating to the stock purchase units.

  **2.1 Stock Purchase Agreement, dated as of February 2, 2004, among the Company, Dynegy Inc., Illinova Corporation and Illinova Generating Company (February 3, 2004 Form 8-K, Exhibit 2.1).

  **2.2 Amendment No. 1 to Stock Purchase Agreement, dated as of March 23, 2004, among the Company, Dynegy Inc., Illinova Corporation and Illinova Generating Company (March 24, 2004 Form 8-K, Exhibit 2.1).

  **4.1 Restated Articles of Incorporation of the Company (File No. 33-64165, Annex F).

  **4.2 Certificate of Amendment to the Restated Articles of Incorporation filed with the Secretary of State of the State of Missouri on December 14, 1998 (1998 Form 10-K, Exhibit 3(i)).

  **4.3 By-laws of the Company as amended to February 13, 2004 (File No. 333-112823, Exhibit 4.3).

  **4.4 Agreement, dated as of October 9, 1998, between the Company and EquiServe Trust Company, N.A. (as successor to First Chicago Trust Company of New York), as Rights Agent, which includes the form of Certificate of Designation of the Preferred Shares as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights as Exhibit C (October 14, 1998 Form 8-K, Exhibit 4).

  **4.5 Indenture of the Company with The Bank of New York, as trustee, relating to the senior debt securities dated as of December 1, 2001 (File No. 333-81774, Exhibit 4.5).

  **4.6 Company order relating to $100 million 5.70% Notes due February 1, 2007 issued under the Company's Indenture dated as of December 1, 2001 (including the forms of notes) (File No. 333-81774, Exhibit 4.7).

  **4.7 Company order relating to $345 million Notes due May 15, 2007 issued under the Company's Indenture dated as of December 1, 2001 (including the forms of notes and certificate of normal unit) (File No. 333-81774, Exhibit 4.8).

 ***4.8 Form of company order establishing the issuance of one or more series of senior debt securities.

  **4.9 Form of Indenture of the Company relating to subordinated debt securities (File No. 333-81774, Exhibit 4.9).

  +4.10 Form of supplemental indenture or other instrument establishing the issuance of one or more series of subordinated debt securities (including the form of subordinated debt security).

 **4.11  Form of Guarantee Agreement of the Company (File No. 333-81774,
         Exhibit 4.11).

 **4.12  Certificate of Trust of Ameren Capital Trust I (File No. 333-89970,
         Exhibit 4.10).

 **4.13  Trust Agreement of Ameren Capital Trust I (File No. 333-89970,
         Exhibit 4.11).

 **4.14  Certificate of Trust of Ameren Capital Trust II (File No. 333-89970,
         Exhibit 4.12).

 **4.15  Trust Agreement of Ameren Capital Trust II (File No. 333-89970,
         Exhibit 4.13).

 **4.16 Form of Amended and Restated Trust Agreement (including the form of trust preferred security) (File No. 333-81774, Exhibit 4.14).

EXHIBIT
  NO.                                DESCRIPTION
-------  -----------------------------------------------------------------------

 **4.17 Purchase Contract Agreement dated as of March 1, 2002 between the Company and The Bank of New York, as purchase contract agent, relating to the 13,800,000 9.75% Adjustable Conversion-Rate Equity Security Units (Equity Security Units) (File No. 333-81774,
         Exhibit 4.15).

 **4.18 Pledge Agreement dated as of March 1, 2002 among the Company, The Bank of New York, as purchase contract agent and BNY Trust Company of Missouri, as collateral agent, custodial agent and securities intermediary, relating to the Equity Security Units (File No. 333-81774, Exhibit 4.16).

***4.19  Form of Purchase Contract Agreement.

***4.20  Form of Pledge Agreement.

 ***5.1 Opinion of Steven R. Sullivan, Esq., Senior Vice President Governmental/Regulatory Policy, General Counsel and Secretary of the Company, dated April 7, 2004, regarding the validity of the securities.

 *5.1.1 Opinion of Steven R. Sullivan, Esq., Senior Vice President Governmental/Regulatory Policy, General Counsel and Secretary of the Company, dated July 7, 2004, regarding the validity of the securities.

 ***5.2 Opinion of Thelen Reid & Priest LLP regarding the validity of the securities.

 ***5.3 Opinion of Richards, Layton & Finger, P.A. regarding the validity of the trust preferred securities of Ameren Capital Trust I.

 ***5.4 Opinion of Richards, Layton & Finger, P.A. regarding the validity of the trust preferred securities of Ameren Capital Trust II.

   **12 Statement re computation of ratios of earnings to fixed charges (2003 Form 10-K, Exhibit 12.1).

***23.1 Consent of Steven R. Sullivan, Esq., Senior Vice President Governmental/Regulatory Policy, General Counsel and Secretary of the Company (included in Exhibit 5.1).

*23.1.1 Consent of Steven R. Sullivan, Esq., Senior Vice President Governmental/Regulatory Policy, General Counsel and Secretary of the Company (included in Exhibit 5.1.1).

***23.2  Consent of Thelen Reid & Priest LLP (included in Exhibit 5.2).

***23.3 Consent of Richards, Layton & Finger, P.A. with respect to Ameren Capital Trust I (included in Exhibit 5.3).

***23.4 Consent of Richards, Layton & Finger, P.A. with respect to Ameren Capital Trust II (included in Exhibit 5.4).

***23.5  Consent of independent accountants.

***24.1  Powers of attorney.

 **24.2 Power of attorney with respect to the depositor and trustee of Ameren Capital Trust I (included in Exhibit 4.13).

 **24.3 Power of attorney with respect to the depositor and trustee of Ameren Capital Trust II (included in Exhibit 4.15).

***25.1 Form T-1 statement of eligibility of the trustee for the senior debt securities.

 ++25.2 Form T-1 statement of eligibility of the trustee for the subordinated debt securities.

 ++25.3 Form T-1 statement of eligibility of the trustee for the guarantees for the benefit of the holders of the trust preferred securities.

 ++25.4 Form T-1 statement of eligibility of the trustee for the trust preferred securities.

EXHIBIT
  NO.                                DESCRIPTION
-------  -----------------------------------------------------------------------

 ++25.5 Form T-1 statement of eligibility of the purchase contract agent for the stock purchase contracts.


NOTE: REPORTS OF THE COMPANY ON FORMS 8-K, 10-Q AND 10-K ARE ON FILE WITH THE SEC UNDER FILE NUMBER 1-14756.

---------

*    Filed herewith.

**   Incorporated by reference herein as indicated.

***  Previously filed.

+    To be filed by amendment or pursuant to a report to be filed pursuant to
     Section 13 or 15(d) of the Securities Exchange Act of 1934 if applicable.

++ To be filed by amendment or pursuant to Trust Indenture Act Section 305(b)(2) applicable.


                                       3